STANDARD CAPITAL CORPORATION

2429 - 128TH Street
Surrey, British Columbia
Canada, V4A 3W2

(Tel: 604-538-4898)
(Fax: 604-538-5939)

January 18, 2006.

Via: Edgar and
Federal Express

United States
Securities And Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549-7010

Attention: Jason Wynn, Division of Corporate Finance

Dear Sirs:
Re:  Standard Capital Corporation
Registration Statement on Form SB-2
Filed November 10, 2005
File No. 333-129622

Form 10-KSB for Fiscal Year Ended August 31, 2005
Filed October 25, 2005
File No. 0-30402

We acknowledge receipt of your comment letter of December 14, 2005 respecting our Registration Statement on Form SB-2 (“SB-2”) and Form 10-KSB for Fiscal Year Ended August 31, 2005 (“10-KSB”) noted in the caption above.

We have enclosed three clean copies and three ‘red-line’ copies of both our SB-2A and 10-KSBA filings, as amended, for ease of reference to the changes made to the documents detailed below. Please note we have also made an amendment to our Form 10-QSB originally filed on December 20, 2005.

Following are our responses to your comments which are keyed to the remarks in your letter of December 14, 2005. Please note that all page references below refer to the ‘red-line’ enclosed copy of our amended SB-2A,or 10-KSBA as the case may be:

General

1.
As requested, we have made changes throughout the SB-2A where your comments were applicable to disclosure appearing in more than one location, despite the fact that such comment may have made reference to only one location in the document.

2.
We have made amendments, throughout the SB-2A, to make plain that Standard (i) is the owner of one, and only one, mineral property, and (ii) has a limited operating history and has not generated any revenues since inception. In particular we refer you to ‘Summary of Prospectus’, page 6, where we have added language to make plain we have a limited operating history and only one mineral property; Risk Factors, page XX, paragraphs 2 and 13. where we have added language to make clear the Standard Claim is our sole property; the section ‘Business, sub-section ‘Our Business’, page 20, we deleted reference to ‘acquisition of mineral properties’ and stressed that our business today is confined to exploration of the Standard Claim; and in ‘Management Discussion and Analysis’ page 25, we added specific reference to our limited operating history and ‘sole property’ status.

3.
We have updated our financial disclosure throughout to November 30, 2005, the date of our most recent quarterly financial statements, and to December 31, 2005 or later where possible. With respect to our OTC Bulletin Board application we have made plain that such application will be made after this Registration Statement becomes effective; see Risk Factors, page 12, paragraph 17.; and ‘Description of Securities, subsection ‘Market Information’, page 39;

We have enclosed an updated consent from our independent auditors. See Exhibit 23(1).

Prospectus Summary, Page 3

4.	We have amended the wording as requested to make plain that the Summary addresses all material information. See opening paragraph, ‘Summary of Prospectus’, page 7.

5.
Edward Skoda is an independent mineral consultant with whom Standard has a long standing business relationship. Mr Skoda was engaged by Standard to locate and stake the Standard Claim and to conduct exploration work on the claim on behalf of the Company over the past few years. Now that title to the Standard Claim has been transferred to my name, the disclosure concerning title to the claim has been amended to reflect this, in the ‘Prospectus Summary’, page 6, and in ‘Business’, subsection ‘Business Development of Issuer Since Inception’, page 20. In this latter section we did spell out the nature of Mr. Skoda’s relationship to the Company. I am enclosing a copy obtained on-line from the website of the Ministry of Energy and Mines for the Province of British Columbia which verifies the Standard claim has been transferred to my name under my personal Free Miners License. Mr. Skoda no longer has any authority to deal with or transact any business with regards to the Standard claim.

Selected Financial Information, page 4

6.
We completed the private placement on September 30, 2005. We have made this clear throughout the registration statement by replacing the “subsequent to August 31, 2005” or “in September 2005” language with the specific date; see ‘Selected Financial Information, page 7; ‘Business’ page 20; ‘Management Discussion and Analysis, page 27; ‘Executive Compensation’, page 35;

7.
We have revised this disclosure to account for the application of the entire proceeds of the private placement. We have corrected the error noted so that the amount spent together with the amount remaining now equals the total proceeds of the offering. See page 7.

8.
We have rectified the errors referred to in’ Selected Financial Information’. The figures shown here now correspond with those in our audited financial statements as well as out November 30, 2005 un-audited statements included in this amendment to our registration statement. See page 7.

Risk Factors, page 5

If we don’t raise enough money for exploration, page 6

9. We have added the sentence: “We estimate that we have sufficient cash on hand to continue operations…..” to “Risk Factor” 6 (see page 9), and have also made a corresponding change to “Management's Discussion and Analysis or Plan of Operations”, see page 25.

Because we may be unable to meet property maintenance requirements, page 8

10. We have added the sentence: “The aggregate minimum we must expend annually is approximately $3,100.” to “Risk Factors” 12, (see page 11), thus explicitly stating the annual obligation that must be fulfilled to maintain our interest in the Standard Claim. See also ‘Business’, subsection ‘Standard Claim’, in the paragraph immediately following the table providing details on the Standard Claim, where we stated clearly that it is an annual obligation.

Selling Security Holders, page 13

11. We have added language to make clear we have described all material relationships in accordance the instructions in Item 507 of Reg. S-B. See the paragraph added following the table in ‘Selling Security Holders’, page 18.

Plan of Distribution, page 15

12 We decided to removed the right of selling security holders to make ‘short sales’ See ‘Plan of Distribution’, page 19.

Business, page 16

Business development of issuer since inception, page 16

13. We have given an explanation as to the application of the $3,050 in initial seed capital and have added language here to describe what ‘staking’ means. See page 19.

14. The geologist who prepared the 1999 geological report referred to was Calvin Church. See page 20. The consultant who undertook our 2005 work program was Edward Skoda. See page 20, where we have added wording to disclose these facts.

15. We have neither identified Calvin Church as an ‘expert’ nor filed his report since we are not relying on Mr. Church or his report in terms of our decision to continue to maintain our interest in, and carry out exploration work on, the Standard Claim. Mr. Church’s property review report was prepared over six years ago. Given the passage of time and the work undertaken on the Standard Claim in the intervening period we considered it appropriate to have an ‘expert’ prepare a current report and work recommendation on the Standard Claim. Mr. Church was unavailable. We hired Mr. Timmins in his stead. The Timmins Report, for which his consent has been filed as you have noted, supersedes and replaces the ‘out of date’ report prepared by Mr. Church in 1999. Indeed, the work we propose to carry out on the Standard Claim is based entirely on the Timmins Report’s recommendations.

16. We have added language to describe the work undertaken on the Standard Claim during 2005. We refer you to page 20 for the wording describing the 2005 work program added to this section.

We have also added language to (i) make plain our intention to file proof of this work with the Ministry, and (ii) the consequences of our failure to do so. Please see page 20 in this section as well as ‘Risk Factors’-12, page 11.

Management’s Discussion and Analysis,.page 21

17. See page 26 where we have added the sub-section ‘Trends’.

Our planned exploration program, page 23

18. The basis for our “…anticipated exploration costs over the next twelve months…” of $25,000 is the Phase I work recommendation contained in the Timmins Report. We have modified the language in this section, see page 27, to make plain that this is the work we anticipate carrying out over the next twelve months, subject to our having cash available for this purpose. Please note the amount of $25,000 has been reduced to $22,000 in this paragraph to reflect the work performed on the Standard claim in November 2005. This exploration work will be filed in early February prior to the expiry of the Standard claim.

Principal Shareholders, page 32

19.The word “required”’ referred to in this comment was a typographical error. It should have stated “…to which such share may be acquired in the next 60 days….”. This ‘typo’ has been corrected. See page 37.

Market Information, page 35.

20. We have corrected the erroneous language, which was inadvertent; to make clear that if our shares are not traded on the OTCBB there will be no market for them. See page 39.

21. The reference to “Henley” in the quote contained in your comment was a typographical error. The reference should have been to ‘Standard” and the requisite change has been made to page 39.

Additional Information, page 37

22.We have replaced the erroneous address for the SEC with the current address. See page 42.

Undertakings, page 63

Subsequent to receipt of your comment letter we learned of modifications to Item 512 of Regulation S-B. We have amended the wording of this section of our registration statement accordingly. See page 63.

Form 10_KSB for the Fiscal Year Ended August 31, 2005

Description of Property, page 11

23. On page 12 of the amended Form 10-KSB certain references to other properties have been deleted.

Control and Procedures, page 18

24. The first paragraph on page 18 has been amended to adhere to this comment. See page 18.

25. The word “significant” has been eliminated from the second paragraph in this section as can be noted on page 18.

Principal Accountants Fees and Services, page 28

26. On page 28 the fees and service information has been given for August 31, 2005 and 2004.

Exhibit 99.3

27.Both Exhibit 99.1 and 99.3 have been amended to be consistent with the language specified under Instruction 31 to Item 601 of Regulation S-B.

Please note that in adherence to comment 27 I have amended Form 10Q-SB which has not been filed on Edgar.

We appreciate your comments and constructive suggestions concerning disclosure in our SB-2 and 10-KSB. We trust the above, and enclosed, fully address your comments.

Yours very truly,
Standard Capital Corporation

Per: //s// “E. Del Thachuk”
E Del Thachuk,
Chief Executive Officer, President
and Director

Enclosures